Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 6, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓__	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                This Report on Form 6-K contains a news release issued by Vodafone Group Plc on November 3, 2006, entitled “COMPLETION OF SALE OF 25% INTEREST IN PROXIMUS”.

3 November 2006

COMPLETION OF SALE OF 25% INTEREST IN PROXIMUS

Vodafone today announces that it has completed the sale of its 25% interest in Proximus to Belgacom for a net cash consideration of €2.0 billion.

Vodafone and Proximus have signed a revised long-term Partner Network Agreement in Belgium with an initial five year term which will enable Vodafone and Proximus customers to continue to benefit from Vodafone’s global products and services.

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For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 6, 2006	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary